Form 40-F
period 2010-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2011-04-01
CIK 1174169

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

C T Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2010, there were 95,422,778 Common Shares outstanding.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files)    Yes  ☐    No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Disclosure Controls” (page 52) contained in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

a. Management’s report on internal control over financial reporting

The report of management on Algonquin Power & Utilities Corp.’s internal control over financial reporting provided under the heading “Management’s Report” (page 2) in the Audited Annual Financial Statements for the fiscal year ended December 31, 2010, filed as Exhibit 99.2 to this annual report on Form 40-F is incorporated by reference herein.

b. Auditor’s attestation report on internal control over financial reporting

The attestation report of KPMG LLP, the independent registered public accounting firm of Algonquin Power & Utilities Corp., on the Company’s internal control over financial reporting as of December 31, 2010, is provided herein as Exhibit 99.4 of this annual report on Form 40-F.

c. Changes in internal control over financial reporting

The information provided under the heading “Internal controls over financial reporting” (page 52) contained in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERTS

Algonquin Power & Utilities Corp.’s board of directors has determined that it has three audit committee financial experts serving on its audit committee. Christopher Ball, Kenneth Moore and George Steeves have been determined to be such audit committee financial experts and are independent, as that term is defined by the Toronto Stock Exchange’s listing standards applicable to Algonquin Power & Utilities Corp. The SEC has indicated that the designation of Christopher Ball, Kenneth Moore and George Steeves as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Christopher Ball, Kenneth Moore and George Steeves that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Pre-Approval Policies and Procedures” (page 77) contained in Algonquin Power & Utilities Corp.’s Annual Information Form (dated March 31, 2011), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the year ended December 31, 2010 were pre-approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

Algonquin Power & Utilities Corp. is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on Algonquin Power & Utilities Corp.’s financial condition, results of operations or cash flows.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” (page 35) as set forth in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Audit Committee” (page 76) identifying Algonquin Power & Utilities Corp.’s Audit Committee and confirming the independence of the Audit Committee as set forth in Algonquin Power & Utilities Corp.’s Annual Information Form (dated March 31, 2011), filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

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

Since forward-looking statements relate to future events and conditions, by their very nature they require Algonquin Power & Utilities Corp. to make assumptions and involve inherent risks and uncertainties. Algonquin Power & Utilities Corp. cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that Algonquin Power & Utilities Corp.’s actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the volatility of world financial markets; the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the Canadian and the United States economies and accompanying business climate as well as those risk factors discussed or referred to in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this annual report on Form 40-F and Algonquin Power & Utilities Corp.’s Annual Information Form (dated March 31, 2011), filed as Exhibit 99.1 to this annual report on Form 40-F. Algonquin Power & Utilities Corp. cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Algonquin Power & Utilities Corp. reviews material forward-looking information it has presented, at a minimum, on a quarterly basis. Although Algonquin Power & Utilities Corp. believes that the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements, which apply only as of these dates. Algonquin Power & Utilities Corp. is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

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

CONSENT TO SERVICE OF PROCESS

Algonquin Power & Utilities Corp. previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of Algonquin Power & Utilities Corp. shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Algonquin Power & Utilities Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(Registrant)

Date: March 31, 2011	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2010

99.2	Audited Annual Financial Statements for the year ended December 31, 2010

99.3	Management’s Discussion & Analysis for the year ended December 31, 2010

99.4	Report of KPMG LLP, Chartered Accountants, on Internal Control Over Financial Reporting

99.5	Consent Letter from KPMG LLP Chartered Accountants

99.6	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002