Form 40-F
period 2011-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2012-03-30
CIK 1174169

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011     Commission File Number  000-53808

ALGONQUIN POWER & UTILITIES CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

4911

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

As of December 31, 2011, there were 136,122,780 Common Shares outstanding.

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

Yes ☒	No ☐

ANNUAL INFORMATION FORM

The Annual Information Form of Algonquin Power & Utilities Corp. (“Algonquin”) for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 to this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Annual Financial Statements of Algonquin for the fiscal year ended December 31, 2011 are filed as Exhibit 99.2 to this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 is filed as Exhibit 99.3 to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Disclosure Controls” (page 48) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

a. Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Algonquin’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of Algonquin’s internal control over financial reporting as of December 31, 2011, based on the framework established in Internal Control– Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that Algonquin maintained effective internal control over financial reporting as of December 31, 2011.

KPMG LLP, the independent registered public accounting firm of Algonquin, which audited the consolidated financial statements of Algonquin for the year ended December 31, 2011, has also issued an attestation report on the effectiveness of Algonquin’s internal control over financial reporting as of December 31, 2011.

b. Auditor’s attestation report on internal control over financial reporting

The attestation report of KPMG LLP, the independent registered public accounting firm of Algonquin, on the Company’s internal control over financial reporting as of December 31, 2011, is provided herein as Exhibit 99.4 to this annual report on Form 40-F.

c. Changes in internal control over financial reporting

The information provided under the heading “Internal controls over financial reporting” (page 48) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERTS

Algonquin’s board of directors has determined that it has three audit committee financial experts serving on its audit committee. Christopher Ball, Kenneth Moore and George Steeves have been determined to be such audit committee financial experts and are independent, as that term is defined by the Toronto Stock Exchange’s listing standards applicable to Algonquin. The SEC has indicated that the designation of Christopher Ball, Kenneth Moore and George Steeves as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Christopher Ball, Kenneth Moore and George Steeves that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

Algonquin has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its Chief Executive Officer and Chief Financial Officer and Chief Accounting Officer. The Code of Conduct is available without charge to any shareholder upon request to Kelly Castledine, Telephone: (905) 465-4500, E-mail: apif@algonquinpower.com, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Pre-Approval Policies and Procedures” (page 99) in the Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the year ended December 31, 2011 were pre-approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

Algonquin is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its financial condition, results of operations or cash flows.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” (page 35) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Audit Committee” (page 98) identifying Algonquin’s Audit Committee and confirming the independence of the Audit Committee in the Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included in this annual report on Form 40-F and the exhibits attached hereto contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These statements reflect the views of Algonquin with respect to future events, based upon assumptions relating to, among others, the performance of Algonquin’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of Algonquin, its future plans and its dividends to shareholders. Statements containing expressions such as “outlook”, “believe”, “anticipate”, “continue”, “could”, “expect”, “may”, “will”, “project”, “estimate”, “intend”, “plan” and similar expressions generally constitute forward-looking statements.

Since forward-looking statements relate to future events and conditions, by their very nature they require Algonquin to make assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that Algonquin’s actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the volatility of world financial markets; the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the Canadian and the United States economies and accompanying business climate as well as those risk factors discussed or referred to in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as Exhibit 99.3 to this annual report on Form 40-F and the Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F. Algonquin cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Algonquin reviews material forward-looking information it has presented, at a minimum, on a quarterly basis. Although Algonquin believes that the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements, which apply only as of these dates. Algonquin is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

MINE SAFETY DISCLOSURE

Not applicable.

INTERACTIVE DATA FILE

The required disclosure for the fiscal year ended December 31, 2011 is submitted as Exhibit 101 to this annual report on Form 40-F.

UNDERTAKING

Algonquin undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Algonquin previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of Algonquin shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Algonquin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP. (Registrant)

Date: March 30, 2012	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2011

99.2	Audited Annual Financial Statements for the year ended December 31, 2011

99.3	Management’s Discussion & Analysis for the year ended December 31, 2011

99.4	Reports of KPMG LLP, Chartered Accountants, on Financial Statements and Internal Control Over Financial Reporting

99.5	Consent Letter from KPMG LLP, Chartered Accountants

99.6	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File