Form 40-F
period 2013-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2014-03-28
CIK 1174169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013     Commission File Number  000-53808
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
As of December 31, 2013, there were 206,348,985 Common Shares outstanding.

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

ANNUAL INFORMATION FORM
The Annual Information Form of Algonquin Power & Utilities Corp. (“Algonquin”) for the fiscal year ended December 31, 2013 is filed as Exhibit 99.1 to this annual report on Form 40-F.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Financial Statements of Algonquin for the fiscal year ended December 31, 2013 are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2013 is filed as Exhibit 99.3 to this annual report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Disclosure Controls” (page 60) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
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
Management assessed the effectiveness of Algonquin’s internal control over financial reporting as of December 31, 2013, based on the framework established in Internal Control- Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that Algonquin maintained effective internal control over financial reporting as at December 31, 2013.
During the year ended December 31, 2013, Algonquin acquired Shady Oaks Holdings, TianRun Shady Oaks LLC, GSG6 LLC, Liberty Utilities (Pine Bluff Water) Inc., Liberty Utilities (Peach State Natural Gas) Corp. and Liberty Utilities (New England Natural Gas Company) Corp. As of December 31, 2013, these acquired entities represent 16% of total assets and represent 10% and 17% of revenue and earnings from continuing operations before income taxes, respectively, for the year then ended. As permitted by the U.S. Securities and Exchange Commission, Management excluded these acquisitions from its evaluation of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013 due to the complexity associated with assessing internal controls during integration efforts and the proximity of certain of the acquisitions to year-end.
Ernst & Young LLP, the independent registered public accounting firm of Algonquin, which audited the consolidated financial statements of Algonquin for the year ended December 31, 2013, has also issued an attestation report on the effectiveness of Algonquin's internal control over financial reporting as of December 31, 2013.
b. Auditor’s attestation report on internal control over financial reporting
The attestation report of Ernst & Young LLP, the independent registered public accounting firm of Algonquin, on the Company’s internal control over financial reporting as of December 31, 2013, is provided in Exhibit 99.2 to this annual report on Form 40-F.
c. Changes in internal control over financial reporting
The information provided under the heading “Internal controls over financial reporting” (page 60) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval Policies and Procedures” (page 104) in the Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the year ended December 31, 2013were pre-approved by the audit committee.
OFF-BALANCE SHEET ARRANGEMENTS
Algonquin is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its financial condition, results of operations or cash flows.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” (page 45) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The information provided under the heading “Audit Committee” (page 103) identifying Algonquin’s Audit Committee and confirming the independence of the Audit Committee in the Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
NON-GAAP FINANCIAL MEASURES
Algonquin uses the terms “adjusted net earnings”, “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”), “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales", and "net utility sales", throughout the Management’s Discussion and Analysis for the fiscal year ended December 31, 2013 filed as Exhibit 99.3 to this annual report on Form 40-F. The terms “adjusted net earnings”, “per share cash provided by operating activities”, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, Adjusted EBITDA, "net energy sales" and "net utility sales" are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales", and "net utility sales". Consequently, Algonquin’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales" and "net utility sales" can be found throughout the Management’s Discussion and Analysis.
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
Since forward-looking statements relate to future events and conditions, by their very nature they require Algonquin to make assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that Algonquin’s actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the volatility of world financial markets; the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the Canadian and the United States economies and accompanying business climate as well as those risk factors discussed or referred to in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this annual report on Form 40-F and the Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this annual report on Form 40-F. Algonquin cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Algonquin reviews material forward-looking information it has presented, at a minimum, on a quarterly basis. Although Algonquin believes that the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements, which apply only as of these dates. Algonquin is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.
MINE SAFETY DISCLOSURE
Not applicable.
INTERACTIVE DATA FILE
The required disclosure for the fiscal year ended December 31, 2013 is filed as Exhibit 101 to this annual report on Form 40-F.
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

ALGONQUIN POWER & UTILITIES CORP. (Registrant)

Date: March 28, 2014	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2013

99.2	Audited Annual Financial Statements for the year ended December 31, 2013

99.3	Management’s Discussion & Analysis for the year ended December 31, 2013

99.4	Consent Letter from KPMG LLP, Chartered Accountants

99.5	Consent Letter from Ernst & Young LLP, Chartered Accountants

99.6	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File