Form 40-F
period 2014-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2015-03-31
CIK 1174169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014     Commission File Number  000-53808
ALGONQUIN POWER & UTILITIES CORP.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English (if applicable))
Canada
(Province or other jurisdiction of incorporation or organization)
4911
(Primary Standard Industrial Classification Code Number (if applicable))
N/A
(I.R.S. Employer Identification Number (if applicable))
354 Davis Road
Oakville, Ontario
L6J 2X1, Canada
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
As of December 31, 2014, there were 238,149,468 Common Shares outstanding.

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

ANNUAL INFORMATION FORM
The Annual Information Form of Algonquin Power & Utilities Corp. (“Algonquin”) for the fiscal year ended December 31, 2014 is filed as Exhibit 99.1 to this annual report on Form 40-F.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Financial Statements of Algonquin for the fiscal year ended December 31, 2014 are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2014 is filed as Exhibit 99.3 to this annual report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Disclosure Controls” (page 59) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
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
Management assessed the effectiveness of Algonquin’s internal control over financial reporting as of December 31, 2014, based on the framework established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that Algonquin maintained effective internal control over financial reporting as at December 31, 2014.
Ernst & Young LLP, the independent registered public accounting firm of Algonquin, which audited the consolidated financial statements of Algonquin for the year ended December 31, 2014, has also issued an attestation report on the effectiveness of Algonquin's internal control over financial reporting as of December 31, 2014.
b. Auditor’s attestation report on internal control over financial reporting
The attestation report of Ernst & Young LLP, the independent registered public accounting firm of Algonquin, on the Company’s internal control over financial reporting as of December 31, 2014, is provided in Exhibit 99.2 to this annual report on Form 40-F.
c. Changes in internal control over financial reporting
The information provided under the heading “Internal controls over financial reporting” (page 59) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERTS
Algonquin’s board of directors has determined that it has three audit committee financial experts serving on its audit committee. Christopher Ball, Kenneth Moore and Dilek Samil have been determined to be such audit committee financial experts and are independent, as that term is defined by the Toronto Stock Exchange’s listing standards applicable to Algonquin. The SEC has indicated that the designation of Christopher Ball, Kenneth Moore and Dilek Samil as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Christopher Ball, Kenneth Moore and Dilek Samil that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

Algonquin has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its Chief Executive Officer and Chief Financial Officer and Chief Accounting Officer. The Code of Conduct is available without charge to any shareholder upon request to Kelly Castledine, Telephone: (905) 465-4500, E-mail: ir@algonquinpower.com, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval Policies and Procedures” (page 81) in the Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the year ended December 31, 2014 were pre-approved by the audit committee.
OFF-BALANCE SHEET ARRANGEMENTS
Algonquin is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its financial condition, results of operations or cash flows.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” (page 42) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The information provided under the heading “Audit Committee” (page 80) identifying Algonquin’s Audit Committee and confirming the independence of the Audit Committee in the Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
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
MINE SAFETY DISCLOSURE
Not applicable.
INTERACTIVE DATA FILE
The required disclosure for the fiscal year ended December 31, 2014 is filed as Exhibit 101 to this annual report on Form 40-F.
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

ALGONQUIN POWER & UTILITIES CORP. (Registrant)

Date: March 30, 2015	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2014

99.2	Audited Annual Financial Statements for the year ended December 31, 2014

99.3	Management’s Discussion & Analysis for the year ended December 31, 2014

99.4	Consent Letter from Ernst & Young LLP, Chartered Accountants

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File