Form 40-F
period 2015-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2016-03-15
CIK 1174169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015     Commission File Number  000-53808
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
As of December 31, 2015, there were 255,869,419 Common Shares outstanding.

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

ANNUAL INFORMATION FORM
The Annual Information Form of Algonquin Power & Utilities Corp. (“Algonquin”) for the fiscal year ended December 31, 2015 is filed as Exhibit 99.1 to this annual report on Form 40-F.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Financial Statements of Algonquin for the fiscal year ended December 31, 2015 are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 is filed as Exhibit 99.3 to this annual report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Disclosure Controls” (page 73) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
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
Management assessed the effectiveness of Algonquin’s internal control over financial reporting as of December 31, 2015, based on the framework established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that Algonquin maintained effective internal control over financial reporting as at December 31, 2015.
Ernst & Young LLP, the independent registered public accounting firm of Algonquin, which audited the consolidated financial statements of Algonquin for the year ended December 31, 2015, has also issued an attestation report on the effectiveness of Algonquin's internal control over financial reporting as of December 31, 2015.
b. Auditor’s attestation report on internal control over financial reporting
The attestation report of Ernst & Young LLP, the independent registered public accounting firm of Algonquin, on the Company’s internal control over financial reporting as of December 31, 2015, is provided in Exhibit 99.2 to this annual report on Form 40-F.
c. Changes in internal control over financial reporting
The information provided under the heading “Internal controls over financial reporting” (page 74) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
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

CODE OF ETHICS

Algonquin has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its Chief Executive Officer and Chief Financial Officer and Chief Accounting Officer. The Code of Conduct is available without charge to any shareholder upon request to Ian Tharp, Telephone: (905) 465-4500, E-mail: ir@algonquinpower.com, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval Policies and Procedures” (page 95) in the Annual Information Form for the fiscal year ended December 31, 2015, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the year ended December 31, 2015 were pre-approved by the audit committee.
OFF-BALANCE SHEET ARRANGEMENTS
Algonquin is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its financial condition, results of operations or cash flows.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” (page 39) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The information provided under the heading “Audit Committee” (page 94) identifying Algonquin’s Audit Committee and confirming the independence of the Audit Committee in the Annual Information Form for the fiscal year ended December 31, 2015, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
NON-GAAP FINANCIAL MEASURES
Algonquin uses the terms “adjusted net earnings”, “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”), “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales", and "net utility sales", throughout the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 filed as Exhibit 99.3 to this annual report on Form 40-F. The terms “adjusted net earnings”, “per share cash provided by operating activities”, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, Adjusted EBITDA, "net energy sales" and "net utility sales" are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales", and "net utility sales". Consequently, Algonquin’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales" and "net utility sales" can be found throughout the Management’s Discussion and Analysis.
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

Since forward-looking statements relate to future events and conditions, by their very nature they require Algonquin to make assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that Algonquin’s actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the volatility of world financial markets; the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the Canadian and the United States economies and accompanying business climate as well as those risk factors discussed or referred to in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as Exhibit 99.3 to this annual report on Form 40-F and the Annual Information Form for the fiscal year ended December 31, 2015, filed as Exhibit 99.1 to this annual report on Form 40-F. Algonquin cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Algonquin reviews material forward-looking information it has presented, at a minimum, on a quarterly basis. Although Algonquin believes that the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements, which apply only as of these dates. Algonquin is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.
MINE SAFETY DISCLOSURE
Not applicable.
INTERACTIVE DATA FILE
The required disclosure for the fiscal year ended December 31, 2015 is filed as Exhibit 101 to this annual report on Form 40-F.
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

ALGONQUIN POWER & UTILITIES CORP. (Registrant)

Date: March 14, 2016	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2015

99.2	Audited Annual Financial Statements for the year ended December 31, 2015

99.3	Management’s Discussion & Analysis for the year ended December 31, 2015

99.4	Consent Letter from Ernst & Young LLP

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Press Release Dated March 10, 2016

101	Interactive Data File