Form 40-F
period 2016-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2017-03-10
CIK 1174169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40 F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016        Commission File Number  000-53808
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
C T Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares	Toronto Stock Exchange
The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, no par value
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2016, there were 274,087,018 Common Shares outstanding.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒	No ☐

ANNUAL INFORMATION FORM
The Annual Information Form of Algonquin Power & Utilities Corp. (“Algonquin”) for the fiscal year ended December 31, 2016 is filed as Exhibit 99.1 to this annual report on Form 40-F.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Financial Statements of Algonquin for the fiscal year ended December 31, 2016 are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 is filed as Exhibit 99.3 to this annual report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Disclosure Controls” (page 50) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
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
Management assessed the effectiveness of Algonquin’s internal control over financial reporting as of December 31, 2016, based on the framework established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that Algonquin maintained effective internal control over financial reporting as of December 31, 2016.
Ernst & Young, LLP, the independent registered public accounting firm of Algonquin, which audited the consolidated financial statements of Algonquin for the year ended December 31, 2016, has also issued an attestation report on the effectiveness of Algonquin's internal control over financial reporting as of December 31, 2016.
B.     Auditor’s attestation report on internal control over financial reporting
The attestation report of Ernst & Young, LLP, the independent registered public accounting firm of Algonquin, on the Company’s internal control over financial reporting as of December 31, 2016, is provided in Exhibit 99.2 to this annual report on Form 40-F.
C.    Changes in internal control over financial reporting
The information provided under the heading “Internal Controls Over Financial Reporting” (page 50) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERTS
Algonquin’s board of directors has determined that it has two audit committee financial experts serving on its audit committee. Christopher Ball and Dilek Samil have been determined to be such audit committee financial experts and are independent, as that term is defined by the Toronto Stock Exchange’s listing standards applicable to Algonquin. The SEC has indicated that the designation of Christopher Ball and Dilek Samil as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Christopher Ball and Dilek Samil that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS
Algonquin has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its Chief Executive Officer and Chief Financial Officer. The Code of Conduct is available without charge to any shareholder upon request to Ian Tharp, Telephone: (905) 465-4500, E-mail: ir@algonquinpower.com, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario L6J 2X1.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval Policies and Procedures” (page 73) in the Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the year ended December 31, 2016 were pre-approved by the audit committee.
OFF-BALANCE SHEET ARRANGEMENTS
Algonquin is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its financial condition, results of operations or cash flows.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” (page 38) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The information provided under the heading “Audit Committee” (page 72) identifying Algonquin’s Audit Committee and confirming the independence of the Audit Committee in the Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
NON-GAAP FINANCIAL MEASURES
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are used throughout this MD&A. The terms “Adjusted Net Earnings”, “Adjusted Funds from Operations”, "Adjusted EBITDA", "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are not recognized measures under GAAP. There is no standardized measure of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit"; consequently, APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit" can be found throughout this MD&A.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included in this annual report on Form 40-F and the exhibits attached hereto contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These statements reflect the views of Algonquin with respect to future events, based upon assumptions relating to, among others, the performance of Algonquin’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of Algonquin, its future plans and its dividends to shareholders. Statements containing expressions such as “outlook”, “believe”, “anticipate”, “continue”, “could”, “expect”, “may”, “will”, “project”, “estimate”, “intend”, “plan” and similar expressions generally constitute forward looking statements.
Since forward-looking statements relate to future events and conditions, by their very nature they require Algonquin to make assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that Algonquin’s actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the volatility of world financial markets; the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the

Canadian and the United States economies and accompanying business climate as well as those risk factors discussed or referred to in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this annual report on Form 40-F and the Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this annual report on Form 40-F. Algonquin cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Algonquin reviews material forward-looking information it has presented, at a minimum, on a quarterly basis. Although Algonquin believes that the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements, which apply only as of these dates. Algonquin is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.
MINE SAFETY DISCLOSURE
Not applicable.
INTERACTIVE DATA FILE
The required disclosure for the fiscal year ended December 31, 2016 is filed as Exhibit 101 to this annual report on Form 40-F.
COMPARISON OF NYSE CORPORATE GOVERNANCE RULES
Algonquin is subject to corporate governance requirements prescribed under applicable Canadian corporate governance practices (“Canadian Rules”). Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the New York Stock Exchange (“NYSE”) Stock Market, and the rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).
Section 303A.02 of the NYSE Listed Company Manual defines independence standards for directors. Algonquin’s Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board of Directors has adopted the definition of “independence” as set forth in the Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. In applying this definition, the Board of Directors considers all relationships of its directors, including business, family and other relationships. Algonquin’s Board of Directors also determines whether each member of its Audit Committee is independent pursuant to National Instrument 52-110 Audit Committees and Rule 10A-3 of the Securities Exchange Act of 1934.
Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent.
Section 303A.07(b)(iii) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee at least annually, obtain and review a report by the independent auditor describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. The written charter of the audit committee complies with Canadian Rules, but does not explicitly state that these functions are part of the purpose of the audit committee, which is not required by Canadian Rules.
Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of the listed company be given the opportunity to vote on all equity-compensation plans and material revisions thereto. Canadian Rules generally require that shareholders approve all equity compensation plans, but the Canadian Rules are not identical to the NYSE Rules. Algonquin complies with Canadian Rules.
Section 303A.09 of the NYSE Listed Company Manual requires that, amongst other things, Algonquin’s governance guidelines include provisions relating to director compensation guidelines and director orientation and continuing education. Algonquin has adopted corporate governance guidelines and its Board Mandate, in compliance with the Canadian Rules. However, Algonquin’s corporate governance guidelines do not include provisions relating to director compensation guidelines or director orientation and continuing education.
Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to shareholders. Algonquin’s code of business conduct and ethics complies with Canadian Rules and does not include such a requirement.

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

ALGONQUIN POWER & UTILITIES CORP. (Registrant)

Date: March 10, 2017	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2016.

99.2	Audited Annual Financial Statements for the year ended December 31, 2016.

99.3	Management’s Discussion & Analysis for the year ended December 31, 2016.

99.4	Consent Letter from Ernst & Young, LLP.

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.