Form 40-F
period 2017-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2018-03-08
CIK 1174169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40 F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017        Commission File Number  001-37946
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
CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, no par value	Toronto Stock Exchange
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
As of December 31, 2017, there were 431,765,935 Common Shares outstanding.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company    ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                                            ☐
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒	No ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form F‑3 (File No. 333-220059), F‑10 (File No. 333-216616) and Form F-8 (File Nos. 333-177418, 333-213648, 333-213650 and 333-218810) and under the Securities Act of 1933, as amended.

ANNUAL INFORMATION FORM
The Annual Information Form of Algonquin Power & Utilities Corp. (“Algonquin”) for the fiscal year ended December 31, 2017 is filed as Exhibit 99.1 to this annual report on Form 40-F.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Financial Statements of Algonquin for the fiscal year ended December 31, 2017 are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2017 is filed as Exhibit 99.3 to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Disclosure Controls and Procedures” (page 56) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2017 (the "MD&A"), filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
A.     Management’s report on internal control over financial reporting
Management, including the chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
During the year ended December 31, 2017, the Company acquired The Empire District Electric Company (“Empire”). Management is in the process of evaluating the existing controls and procedures of Empire and integrating financial reporting and controls for Empire into the Company’s internal control over financial reporting. The financial information for this acquisition is included in the MD&A and in note 3 to the consolidated financial statements. As permitted by National Instrument 52-109 and the U.S. Securities and Exchange Commission, the Company excluded this acquisition from its assessment of the effectiveness of the Company's internal controls over financial reporting (representing approximately 30% of our total assets as of December 31, 2017 and 41% of our revenues and 35% of our net income for the year ended December 31, 2017).
Management assessed the effectiveness of Algonquin’s internal control over financial reporting as of December 31, 2017, based on the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This assessment evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management concluded that Algonquin’s internal control over financial reporting was effective as of December 31, 2017 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors of the Company.

B.     Auditor’s attestation report on internal control over financial reporting
Ernst & Young, LLP, the independent registered public accounting firm of Algonquin, which audited the consolidated financial statements of Algonquin for the year ended December 31, 2017, has also issued an attestation report on the effectiveness of Algonquin's internal control over financial reporting as of December 31, 2017. The attestation report is provided in Exhibit 99.2 to this annual report on Form 40-F.
C.    Changes in internal control over financial reporting
The information provided under the heading “Changes in Internal Controls Over Financial Reporting” (page 56) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERTS
Algonquin’s board of directors has determined that it has two audit committee financial experts serving on its audit committee. Christopher Ball and Dilek Samil have been determined to be such audit committee financial experts and are independent, as that term is defined by the Toronto Stock Exchange’s listing standards applicable to Algonquin and Rule 10A-3 of the Exchange Act. The SEC has indicated that the designation of Christopher Ball and Dilek Samil as audit committee financial experts does not make either of them an “expert” for any purpose, impose any duties, obligations or liability on Christopher Ball and Dilek Samil that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS
Algonquin has adopted a code of business conduct and ethics (the “Code of Conduct”) that applies to all employees and officers, including its Chief Executive Officer and Chief Financial Officer. The Code of Conduct is available without charge to any shareholder upon request to Ian Tharp, Telephone: (905) 465-4500, E-mail: ir@algonquinpower.com, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario L6J 2X1.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval Policies and Procedures” (page 61) in the Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the years ended December 31, 2016 and 2017 were pre-approved by the audit committee.
OFF-BALANCE SHEET ARRANGEMENTS
Algonquin is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its financial condition, results of operations or cash flows.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” (page 41) in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
NON-GAAP FINANCIAL MEASURES
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales” and “Divisional Operating Profit” are used throughout this annual report on Form 40-F, including the MD&A. The terms “Adjusted Net Earnings”, “Adjusted Funds from Operations”, “Adjusted EBITDA”, “Net Energy Sales”, “Net Utility Sales” and “Divisional Operating Profit” are not recognized measures under U.S. generally accepting accounting principles. There is no standardized measure of “Adjusted Net Earnings”, “Adjusted EBITDA”, “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales”, and “Divisional Operating Profit”; consequently, APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, “Adjusted EBITDA”, “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales”, and “Divisional Operating Profit” can be found throughout the MD&A.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
This document may contain statements that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but are not limited to, statements relating to: expected future growth and results of operations; liquidity, capital resources and operational requirements; rate cases, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and completion dates; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expected future capital investments, including expected timing, investment plans and impacts; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; expectations regarding the ability to access the capital market on reasonable terms; strategy and goals; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in APUC’s target markets; accounting estimates; interest rates; currency exchange rates; and commodity prices. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued

availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions; Atlantica or the Corporation’s joint venture with Abengoa acting in a manner contrary to the Corporation’s best interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Corporation’s Common Shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “4. Enterprise Risk Factors” in our Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this annual report on Form 40-F.
Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained herein is qualified by these cautionary statements.
IDENTIFICATION OF THE AUDIT COMMITTEE
Algonquin has a standing Audit Committee of its board of directors established in accordance with Section 3(a)(58)(A) of the Exchange Act. The information provided under the heading “Audit Committee” (page 61) identifying Algonquin’s Audit Committee and confirming the independence of the Audit Committee in the Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
INTERACTIVE DATA FILE
The required disclosure for the fiscal year ended December 31, 2017 is filed as Exhibit 101 to this annual report on Form 40-F.
MINE SAFETY DISCLOSURE
Not applicable.
COMPARISON OF NYSE CORPORATE GOVERNANCE RULES
Algonquin is subject to corporate governance requirements prescribed under applicable Canadian corporate governance practices (“Canadian Rules”). Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the New York Stock Exchange (“NYSE”) Stock Market, and certain rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002). In particular, Section 303A.00 of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed Company Manual requires Algonquin to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.
Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. Algonquin’s Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board of Directors has adopted the definition of “independence” as set forth in the Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. In applying this definition, the Board of Directors considers all relationships of its directors, including business, family and other relationships. Algonquin’s Board of Directors also determines whether each member of its Audit Committee is independent pursuant to National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act.
Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/corporate governance committee be independent. Algonquin’s Corporate Governance Committee includes one director who is not independent, but the Committee has appointed a Nominating Sub-Committee consisting solely of independent directors that performs all responsibilities relating to the director nominations process.

Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent.
Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee at least annually, obtain and review a report by the independent auditor describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. The written charter of the audit committee complies with Canadian Rules, but does not explicitly state that these functions are part of the purpose of the audit committee, which is not required by Canadian Rules.
Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of the listed company be given the opportunity to vote on all equity-compensation plans and material revisions thereto. Canadian Rules generally require that shareholders approve all equity compensation plans, but the Canadian Rules are not identical to the NYSE Rules. Algonquin complies with Canadian Rules.
Section 303A.09 of the NYSE Listed Company Manual requires that listed companies adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines. Algonquin has adopted its Board Mandate, which is the equivalent of corporate governance guidelines, in compliance with the Canadian Rules. Algonquin’s corporate governance guidelines do not address director compensation, but Algonquin provides disclosure about the decision making process for non-employee director compensation in the annual management information circular and Algonquin has adopted a policy on share ownership guidelines for non-employee directors.
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

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALGONQUIN POWER & UTILITIES CORP. (Registrant)

Date: March 7, 2018	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2017.

99.2	Audited Annual Financial Statements for the year ended December 31, 2017.

99.3	Management’s Discussion & Analysis for the year ended December 31, 2017.

99.4	Consent Letter from Ernst & Young, LLP.

99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.