Form 40-F
period 2018-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2019-02-28
CIK 1174169

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40 F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018        Commission File Number  001-37946

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

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, no par value	The New York Stock Exchange
6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078	The New York Stock Exchange

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

As of December 31, 2018, there were 488,851,433 Common Shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form F‑3 (File Nos. 333-220059 and 333-227246), F‑10 (File No. 333-216616 and 333-227245) and Form S-8 (File Nos. 333-177418, 333-213648, 333-213650 and 333-218810) under the Securities Act of 1933, as amended.

ANNUAL INFORMATION FORM

The Annual Information Form (the “AIF”) of Algonquin Power & Utilities Corp. (“Algonquin” or “the Company”) for the fiscal year ended December 31, 2018 is filed as Exhibit 99.1 to this annual report on Form 40-F. All capitalized terms used herein but not otherwise defined herein shall have the meanings given to such terms in the AIF.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Annual Financial Statements of Algonquin for the fiscal year ended December 31, 2018 are filed as Exhibit 99.2 to this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis for the fiscal year ended December 31, 2018 is filed as Exhibit 99.3 to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Disclosure Controls and Procedures” in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2018 (the “MD&A”), filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A.	Management’s report on internal control over financial reporting

The Company’s management, including its chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

Management assessed the effectiveness of Algonquin’s internal control over financial reporting as of December 31, 2018, based on the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This assessment evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management concluded that Algonquin’s internal control over financial reporting was effective as of December 31, 2018 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors of the Company.

B.	Auditor’s attestation report on internal control over financial reporting

Ernst & Young LLP, the independent registered public accounting firm of Algonquin, which audited the consolidated financial statements of Algonquin for the year ended December 31, 2018, has also issued an attestation report on the effectiveness of Algonquin’s internal control over financial reporting as of December 31, 2018. The attestation report is provided in Exhibit 99.2 to this annual report on Form 40-F.

C.	Changes in internal control over financial reporting

The information provided under the heading “Changes in Internal Controls Over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Pre-Approval Policies and Procedures” in the Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the years ended December 31, 2017 and 2018 were pre-approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

Algonquin is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its financial condition, results of operations or cash flows.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

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

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This document may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.  Specific forward-looking information in this document includes, but is not limited to: the future growth, results of operations, performance, business prospects and opportunities of the Corporation; expectations regarding earnings and cash flow; statements relating to renewable energy credits expected to be generated and sold; tax credits expected to be available and/or received; the expected timeline for regulatory approvals and permits; the expected approval timing and cost of various transactions; expectations and plans with respect to current and planned capital projects; expectations with respect to revenues pursuant to energy production hedges; expected completion dates for projects under development and construction; the resolution of legal and regulatory proceedings; expected demand for renewable sources of power; government procurement opportunities; expected capacity of and energy sales from new energy projects; business plans for APUC’s subsidiaries and joint ventures; expected future base rates; and the timing for closing of pending acquisitions, including the acquisition of Enbridge Gas New Brunswick Limited Partnership and the acquisition of St. Lawrence Gas Company, Inc. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

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

The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify appropriate projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions; Atlantica or the Corporation’s joint venture with Abengoa acting in a manner contrary to the Corporation’s interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Common Shares.  Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Factors” in our Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 99.1 to this annual report on Form 40-F.

Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law.  All forward-looking information contained herein is qualified by these cautionary statements.

IDENTIFICATION OF THE AUDIT COMMITTEE

Algonquin has a standing Audit Committee of its board of directors established in accordance with Section 3(a)(58)(A) of the Exchange Act. The information provided under the heading “Audit Committee” identifying Algonquin’s Audit Committee and confirming the independence of the Audit Committee in the Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

INTERACTIVE DATA FILE

The required disclosure for the fiscal year ended December 31, 2018 is filed as Exhibit 101 to this annual report on Form 40-F.

MINE SAFETY DISCLOSURE
Not applicable.

COMPARISON OF NYSE CORPORATE GOVERNANCE RULES

Algonquin is subject to corporate governance requirements prescribed under applicable Canadian corporate governance practices, including the rules of the Toronto Stock Exchange (“Canadian Rules”). Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the New York Stock Exchange (“NYSE”) Stock Market, and certain rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002). In particular, Section 303A.00 of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed Company Manual requires Algonquin to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.

Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. Algonquin’s Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board of Directors has adopted the definition of “independence” as set forth in the Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. In applying this definition, the Board of Directors considers all relationships of its directors, including business, family and other relationships. Algonquin’s Board of Directors also determines whether each member of its Audit Committee is independent pursuant to Canadian National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act.

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

Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. Algonquin complies with Canadian Rules, which generally require that shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules. For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage of the issuer’s outstanding securities and must also be approved by shareholders every three years. If a plan provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, or an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself.

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

Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power and issuances that will result in a change in control. Algonquin will follow the Canadian Rules for shareholder approval of new issuances of its common shares. Following the Canadian Rules, shareholder approval is required for certain issuances of shares that (i) materially affect control of Algonquin or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

In addition to the foregoing, the Company may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Company expects to make the disclosure of such transactions available on the Company’s website at www.algonquinpower.com. Information contained on the Company’s website is not part of this annual report on Form 40-F.

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

ALGONQUIN POWER & UTILITIES CORP. (Registrant)

Date: February 28, 2019	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Annual Information Form of Algonquin for the year ended December 31, 2018.
99.2	Audited Annual Financial Statements of Algonquin for the year ended December 31, 2018.
99.3	Management’s Discussion & Analysis of Algonquin for the year ended December 31, 2018.
99.4	Consent Letter from Ernst & Young LLP.
99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.