Form 40-F
period 2019-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2020-02-28
CIK 1174169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019    Commission File Number  001-37946
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	AQN	The New York Stock Exchange
6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078	AQNA	The New York Stock Exchange
6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A due July 1, 2079	AQNB	The New York Stock Exchange
Rights to Purchase One Common Share of the Company	N/A	The New York Stock Exchange
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
As of December 31, 2019, there were 524,223,323 Common Shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes	☒	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company    ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form F‑3 (File Nos. 333-220059 and 333-227246), F‑10 (File No. 333-216616 and 333-227245) and Form S-8 (File Nos. 333-177418, 333-213648, 333-218810, 333-213650 and 333-232012) under the Securities Act of 1933, as amended.

ANNUAL INFORMATION FORM

The Annual Information Form (the “AIF”) of Algonquin Power & Utilities Corp. (“APUC” or the “Company”) for the fiscal year ended December 31, 2019 is filed as Exhibit 99.1 to this annual report on Form 40-F. All capitalized terms used herein but not otherwise defined herein shall have the meanings given to such terms in the AIF.

AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Financial Statements of APUC for the fiscal year ended December 31, 2019 (the “Financial Statements”) are filed as Exhibit 99.2 to this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 (the “MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Disclosure Controls and Procedures” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A.     Management’s report on internal control over financial reporting
The Company’s management, including its chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

During the year ended December 31, 2019, the Company acquired Enbridge Gas New Brunswick Limited Partnership ("New Brunswick Gas") and St. Lawrence Gas Company, Inc. ("St. Lawrence Gas"). Management is in the process of evaluating the existing controls and procedures of New Brunswick Gas and St. Lawrence Gas and integrating financial reporting and controls for New Brunswick Gas and St. Lawrence gas into the Company's internal control over financial reporting. The financial information for these acquisitions is included in the MD&A and in note 3 to the Financial Statements. As permitted under applicable laws, due to the complexity associated with assessing internal controls during integration efforts, the Company excluded these acquisitions from its evaluation of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2019 (representing approximately 4% of our total assets as of December 31, 2019 and approximately 2% of our revenues for the year ended December 31, 2019).

Management assessed the effectiveness of APUC’s internal control over financial reporting as of December 31, 2019, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This assessment evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management concluded that APUC’s internal control over financial reporting was effective as of December 31, 2019 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors of the Company.

B.     Auditor’s attestation report on internal control over financial reporting
Ernst & Young LLP, the independent registered public accounting firm of APUC, which audited the consolidated financial statements of APUC for the year ended December 31, 2019, has also issued an attestation report on the effectiveness of APUC’s internal control over financial reporting as of December 31, 2019. The attestation report is provided in Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

C.    Changes in internal control over financial reporting
The information provided under the heading “Changes in Internal Controls Over Financial Reporting” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERTS

APUC’s board of directors has determined that it has two audit committee financial experts serving on its audit committee. Christopher Ball and Dilek Samil have been determined to be such audit committee financial experts and are “independent” as set forth in the Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices and Rule 10A-3 of the Exchange Act. The SEC has indicated that the designation as an audit committee financial expert does not make a person an “expert” for any purpose, impose any duties, obligations or liability on such persons that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

APUC has adopted a code of business conduct and ethics (the “Code of Conduct”) that applies to all employees and officers, including its Chief Executive Officer and Chief Financial Officer. The Code of Conduct is available without charge to any shareholder upon request to Amelia Tsang, Telephone: (905) 465-4500, E-mail: InvestorRelations@APUCorp.com, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario L6J 2X1.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Pre-Approval Policies and Procedures” in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the years ended December 31, 2018 and 2019 were pre-approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

APUC’s off-balance sheet arrangements consist of obligations under equity capital contribution agreements and guarantees for certain development projects which the Company does not have sole control. These instruments provide financial assurance necessary for the continued development and construction of the projects. APUC also pledged its shares in Atlantica Yield plc (“Atlantica”) as collateral to a secured credit facility issued by the Company’s equity-method investee. For a discussion of these arrangements, refer to the information in note 8 to the Financial Statements, filed as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein, and the information under the heading “Enterprise Risk Management – Operational Risk Management – Joint Venture Investment Risk” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

NON-GAAP FINANCIAL MEASURES

The AIF and MD&A contain financial measures that are not recognized measures under U.S. GAAP. Such terms include: “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales” and “Divisional Operating Profit”. There is no standardized measure of these terms and, consequently, the Company’s method of calculating these measures may differ from methods used by other companies and may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, “Adjusted EBITDA”, “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales”, and “Divisional Operating Profit” can be found in the MD&A, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This document may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document or incorporated by reference herein from the AIF or MD&A includes, but is not limited to, statements relating to:

•	the future growth, results of operations, performance, business prospects and opportunities of the Company;

•	expectations regarding earnings and cash flow;

•	statements relating to renewable energy credits expected to be generated and sold;

•	tax credits expected to be available and/or received;

•	the expected timeline for regulatory approvals and permits;

•	the expected approval timing and cost of various transactions;

•	expectations and plans with respect to current and planned capital projects;

•	expectations with respect to revenues pursuant to energy production hedges;

•	ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and expected completion dates;

•	expectations regarding the Company’s corporate development activities and the results thereof including the expected business mix between the Regulated Services Group and Renewable Energy Group;

•	the resolution of legal and regulatory proceedings;

•	expected demand for renewable sources of power; government procurement opportunities;

•	expected capacity of and energy sales from new energy projects;

•	business plans for the Company’s subsidiaries and joint ventures;

•	expected future base rates;

•	environmental liabilities;

•	dividends to shareholders;

•	the timing for closing of pending acquisitions, including the acquisitions of New York American Water and Ascendant;

•	liquidity, capital resources and operational requirements;

•	rate reviews, including resulting decisions and rates and expected impacts and timing;

•	sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings;

•	expectations regarding the use of proceeds from equity financing;

•	ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and completion dates;

•	expectations regarding the Company's corporate development activities and the results thereof;

•	expectations regarding regulatory hearings, motions and approvals;

•	expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs;

•	expected future capital investments, including expected timing, investment plans, sources of funds and impacts;

•	expectations regarding generation availability, capacity and production;

•	expectations regarding the outcome of existing or potential legal and contractual claims and disputes;

•	expectations regarding the ability to access the capital market on reasonable terms;

•	strategy and goals;

•	expectations regarding succession planning;

•	contractual obligations and other commercial commitments;

•	expectations regarding the maturity and redemption of our outstanding subordinated notes;

•	expectations regarding the impact of tax reforms;

•	credit ratings;

•	anticipated growth and emerging opportunities in our target markets;

•	accounting estimates;

•	interest rates;

•	currency exchange rates; and

•	commodity prices.

All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Company and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational or supply chain disruptions or liability due to natural disasters, diseases or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Company’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Company; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favorable relations with external stakeholders; and favorable labor relations.

The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information.

Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labor disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Company’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Company’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of the 2019 novel coronavirus outbreak in China; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures; Atlantica or the Company’s joint venture with Abengoa S.A. acting in a manner contrary to the Company’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Company’s interests; and fluctuations in the price and liquidity of the Company’s common shares. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Factors” in our AIF, filed as Exhibit 99.1 to this annual report on Form 40-F.

Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Company’s views to change, the Company disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.

IDENTIFICATION OF THE AUDIT COMMITTEE

APUC has a standing Audit Committee of its board of directors established in accordance with Section 3(a)(58)(A) of the Exchange Act. The information provided under the heading “Audit Committee” identifying APUC’s Audit Committee and confirming the independence of the Audit Committee in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.

INTERACTIVE DATA FILE

The required disclosure for the fiscal year ended December 31, 2019 is filed as Exhibit 101 to this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Not applicable.

COMPARISON OF NYSE CORPORATE GOVERNANCE RULES

APUC is subject to corporate governance requirements prescribed under applicable Canadian corporate governance practices, including the rules of the Toronto Stock Exchange (“Canadian Rules”). APUC is also subject to corporate governance requirements prescribed by the listing standards of the New York Stock Exchange (“NYSE”) Stock Market, and certain rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002). In particular, Section 303A.00 of the NYSE Listed Company Manual requires APUC to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed Company Manual requires APUC to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.

Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. APUC’s Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board of Directors has adopted the definition of “independence” as set forth in the Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. In applying this definition, the Board of Directors considers all relationships of its directors, including business, family and other relationships. APUC’s Board of Directors also determines whether each member of its Audit Committee is independent pursuant to Canadian National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act.

Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/corporate governance committee be independent. APUC’s Corporate Governance Committee includes one director who is not independent, but the Committee has appointed a Nominating Sub-Committee consisting solely of independent directors that performs all responsibilities relating to the director nominations process.

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

Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. APUC complies with Canadian Rules, which generally require that shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules. For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage of the issuer's outstanding securities and must also be approved by shareholders every three years. If a plan provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, or an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself.

Section 303A.09 of the NYSE Listed Company Manual requires that listed companies adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines. APUC has adopted its Board Mandate, which is the equivalent of corporate governance guidelines, in compliance with the Canadian Rules.

APUC’s corporate governance guidelines do not address director compensation, but APUC provides disclosure about the decision making process for non-employee director compensation in the annual management information circular and APUC has adopted a policy on share ownership guidelines for non-employee directors.

Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to shareholders. APUC’s code of business conduct and ethics complies with Canadian Rules and does not include such a requirement.

Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power and issuances that will result in a change in control. APUC will follow the Canadian Rules for shareholder approval of new issuances of its common shares. Following the Canadian Rules, shareholder approval is required for certain issuances of shares that (i) materially affect control of APUC or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

In addition to the foregoing, the Company may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Company expects to make the disclosure of such transactions available on the Company’s website at www.algonquinpowerandutilities.com. Information contained on the Company’s website is not part of this annual report on Form 40-F.

UNDERTAKING

APUC undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

APUC previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
Any change to the name or address of the agent for service of APUC shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of APUC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALGONQUIN POWER & UTILITIES CORP. (Registrant)

Date: February 27, 2020	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Annual Information Form of APUC for the year ended December 31, 2019.
99.2	Audited Annual Financial Statements of APUC for the year ended December 31, 2019.
99.3	Management’s Discussion & Analysis of APUC for the year ended December 31, 2019.
99.4	Consent Letter from Ernst & Young LLP.
99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Inline Interactive Data File.
104	Cover Page Interactive Data File.