Form 40-F
period 2020-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2021-03-05
CIK 1174169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020 Commission File Number 001-37946
ALGONQUIN POWER & UTILITIES CORP.

(Exact name of Registrant as specified in its charter)
N/A (Translation of Registrant’s name into English (if applicable))
Canada (Province or other jurisdiction of incorporation or organization)
4911 (Primary Standard Industrial Classification Code Number (if applicable))
N/A (I.R.S. Employer Identification Number (if applicable))
354 Davis Road Oakville, Ontario L6J 2X1, Canada (905) 465-4500 (Address and telephone number of Registrant’s principal executive offices)
CT Corporation System 111 Eighth Avenue New York, New York 10011 (212)894-8940 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
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
As of December 31, 2020, there were 597,142,219 Common Shares outstanding.
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
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statements on Form F-3 (File Nos. 333-220059 and 333-227246), F-10 (File No. 333-216616, 333-227245 and 333-236975) and Form S-8 (File Nos. 333-177418, 333-213648, 333-213650, 333-218810, 333-232012 and 333-238961) under the Securities Act of 1933, as amended.

ANNUAL INFORMATION FORM
The Annual Information Form (the “AIF”) of Algonquin Power & Utilities Corp. (“AQN” or the “Company”) for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this annual report on Form 40-F. All capitalized terms used herein but not otherwise defined herein shall have the meanings given to such terms in the AIF.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Financial Statements of AQN for the fiscal year ended December 31, 2020 (the “Financial Statements”) are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2020 (the “MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Disclosure Controls and Procedures” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
A.Management’s report on internal control over financial reporting
The Company’s management, including its chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
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

During the year ended December 31, 2020, the Company acquired Ascendant Group Limited (“Ascendant”) and Empresa de Servicios de Los Lagos S.A. (“ESSAL”). Management is in the process of evaluating the existing controls and procedures of Ascendant and ESSAL and integrating financial reporting and controls for Ascendant and ESSAL into the Company's internal control over financial reporting. The financial information for these acquisitions is included in the MD&A and in note 3 to the Financial Statements. As permitted under applicable laws, due to the complexity associated with assessing internal controls during integration efforts, the Company excluded these acquisitions from its evaluation of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020 (representing approximately 8% of AQN’s total assets as of December 31, 2020 and approximately 3% of AQN’s revenues for the year ended December 31, 2020).
Management assessed the effectiveness of AQN’s internal control over financial reporting as of December 31, 2020, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management concluded that AQN’s internal control over financial reporting was effective as of December 31, 2020 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Management reviewed the results of its assessment with the audit committee of the board of directors of the Company.

B.Auditor’s attestation report on internal control over financial reporting
Ernst & Young LLP, the independent registered public accounting firm of AQN, which audited the consolidated financial statements of AQN for the year ended December 31, 2020, has also issued an attestation report on the effectiveness of AQN’s internal control over financial reporting as of December 31, 2020. The attestation report is provided in Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.
C.Changes in internal control over financial reporting
The information provided under the heading “Changes in Internal Controls Over Financial Reporting” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERTS
AQN’s board of directors has determined that it has two audit committee financial experts serving on its audit committee. Christopher Ball and Dilek Samil have been determined to be such audit committee financial experts and are “independent” as set forth in the Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices and Rule 10A-3 of the Exchange Act. The SEC has indicated that the designation as an audit committee financial expert does not make a person an “expert” for any purpose, impose any duties, obligations or liability on such persons that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
CODE OF ETHICS
AQN has adopted a code of business conduct and ethics (the “Code of Conduct”) that applies to all employees and officers, including its Chief Executive Officer and Chief Financial Officer. The Code of Conduct is available without charge to any shareholder upon request to Amelia Tsang, Telephone: (905) 465-4500, E-mail: InvestorRelations@APUCorp.com, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario L6J 2X1.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval Policies and Procedures” in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the years ended December 31, 2019 and 2020 were pre-approved by the audit committee.
OFF-BALANCE SHEET ARRANGEMENTS
AQN’s off-balance sheet arrangements consist of obligations under equity capital contribution agreements and guarantees for certain development projects which the Company does not have sole control. These instruments provide financial assurance necessary for the continued development and construction of the projects. The Company also pledged shares in Atlantica Sustainable Infrastructure plc (“Atlantica”) as collateral to a secured credit facility issued by the Company’s equity-method investee. For a discussion of these arrangements, refer to the information in note 8 and note 16 to the Financial Statements, filed as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein, and the information under the heading “Enterprise Risk Management – Operational Risk Management – Joint Venture Investment Risk” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
NON-GAAP FINANCIAL MEASURES
The AIF and MD&A contain financial measures that are not recognized measures under U.S. GAAP. Such terms include: “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales” and “Divisional Operating Profit”. There is no standardized measure of these terms and, consequently, the Company’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, “Adjusted EBITDA”, “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales”, and “Divisional Operating Profit”, including a reconciliation to the U.S. GAAP equivalent, where applicable, can be found in the MD&A, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.
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
•the expected future growth, earnings (including Adjusted Net Earnings per share) results of operations, performance, business prospects and opportunities of the Company;
•expectations regarding earnings and cash flow;
•statements relating to renewable energy credits expected to be generated and sold;
•tax credits expected to be available and/or received;
•expectations with respect to revenues pursuant to power purchase agreements and energy production hedges;
•expectations regarding the Company’s corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group;
•expectations regarding the Company’s development pipeline;
•expected demand for renewable sources of power;
•expected capacity of and energy sales from new energy projects;
•business plans for the Company’s subsidiaries and joint ventures;
•expected future base rates;
•liquidity, capital resources and operational requirements;
•rate reviews, including resulting decisions and rates and expected impacts and timing;
•sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings;
•expectations regarding the impact of the 2019 novel coronavirus (“COVID-19”) on the Company’s business, operations, financial condition, cash flows and results of operations;
•expectations regarding the use of proceeds from financings;
•ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results, ownership structures, power purchase arrangements, regulatory matters, in-service dates and completion dates;
•the estimated impact of the Midwest Extreme Weather Event (as defined in the MD&A) on the Company, its operations, its facilities and its financial results, the Company's response to the Midwest Extreme Weather Event, the expected future recovery from customers of substantially all incremental commodity costs incurred with the Midwest Extreme Weather Event, and the expectation that the Company will have sufficient liquidity to fund such costs in the interim;
•the expected reduction in carbon emissions due to the retirement of the Asbury coal generation plant;
•expectations regarding the anticipated closing of AQN’s acquisitions of American Water Works Company Inc.’s regulated operations in the State of New York and the acquisition of a 51% interest in the West Raymond Wind Facility;
•expectations regarding regulatory hearings, motions, filings and approvals;
•expectations regarding the resumption of normal collection procedures;
•expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs;
•expected future generation of the Company’s energy facilities;
•expected future capital investments, including expected timing, investment plans, sources of funds and impacts;
•expectations regarding generation availability, capacity and production;
•expectations regarding the sale of renewable energy credits;
•expectations regarding the outcome of existing or potential legal and contractual claims and disputes;
•expectations regarding the ability to access the capital market on reasonable terms;
•strategy and goals;
•expectations regarding the impacts of a failed restructuring by the subsidiary of Abengoa S.A, that holds the interest in Abengoa-Algonquin Global Energy Solutions;
•expectations regarding the timing for completion of, and apportionment of liability for, the blade remediation work at the Sugar Creek and Maverick Creek Wind Facilities;
•expectations regarding expense reductions;
•contractual obligations and other commercial commitments;
•environmental liabilities;
•dividends to shareholders;
•expectations regarding the maturity and redemption of AQN’s outstanding subordinated notes;
•expectations regarding the impact of tax reforms;
•credit ratings;
•anticipated growth and emerging opportunities in AQN’s target markets;
•the future impact on the Company of actual or proposed laws, regulations and rules;
•accounting estimates;
•interest rates;
•currency exchange rates; and
•commodity prices.
All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Company and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability due to natural disasters, diseases or other force majeure events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Company’s acquisitions and joint ventures; the absence of a change in applicable laws, or political conditions, public policies or directions by governments, materially negatively affecting the Company; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favorable relations with external stakeholders; and favorable labor relations. Given the uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses and customers, there is more uncertainty associated with the Company’s assumptions and expectations as compared to periods prior to the onset of COVID-19. For a discussion of the COVID-19 pandemic and its impact on the Company, see “COVID-19” in the MD&A, which is attached hereto as Exhibit 99.3.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information.

Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/or labor disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Company’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; changes in laws and regulations; compliance with foreign laws or regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Company’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures, including Atlantica or the Company’s joint venture with Abengoa S.A, Abengoa-Algonquin Global Energy Solutions, acting in a manner contrary to the Company’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Company’s interests; fluctuations in the price and liquidity of the Company’s common shares and the Company’s other securities; and the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Management” the in the MD&A, which is attached as Exhibit 99.3 to this annual report on Form 40-F, and under the heading “Enterprise Risk Factors” in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Company’s views to change, the Company disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained herein is qualified by these cautionary statements.
IDENTIFICATION OF THE AUDIT COMMITTEE
AQN has a standing audit committee of its board of directors established in accordance with Section 3(a)(58)(A) of the Exchange Act. The information provided under the heading “Audit Committee” identifying AQN’s audit committee and confirming the independence of the audit committee in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein.
INTERACTIVE DATA FILE
The required disclosure for the fiscal year ended December 31, 2020 is filed as Exhibit 101 to this annual report on Form 40-F.
MINE SAFETY DISCLOSURE
Not applicable.
COMPARISON OF NYSE CORPORATE GOVERNANCE RULES
AQN is subject to corporate governance requirements prescribed under applicable Canadian corporate governance practices, including the rules of the Toronto Stock Exchange (“Canadian Rules”). AQN is also subject to corporate governance requirements prescribed by the listing standards of the New York Stock Exchange (“NYSE”) Stock Market, and certain rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002). In particular, Section 303A.00 of the NYSE Listed Company Manual requires AQN to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed Company Manual requires AQN to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.
Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. AQN’s board of directors is responsible for determining whether or not each director is independent. In making this determination, the board of directors has adopted the definition of “independence” as set forth in the Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. In applying this definition, the board of directors considers all relationships of its directors, including business, family and other relationships. AQN’s board of directors also determines whether each member of its audit committee is independent pursuant to Canadian National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act.
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
Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. AQN complies with Canadian Rules, which generally require that shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules. For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage of the issuer’s outstanding securities and must also be approved by shareholders every three years. If a plan provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, or an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself.

Section 303A.09 of the NYSE Listed Company Manual requires that listed companies adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines. AQN has adopted its Board Mandate, which is the equivalent of corporate governance guidelines, in compliance with the Canadian Rules.
AQN’s corporate governance guidelines do not address director compensation, but AQN provides disclosure about the decision making process for non-employee director compensation in the annual management information circular and AQN has adopted a policy on share ownership guidelines for non-employee directors.
Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to shareholders. AQN’s code of business conduct and ethics complies with Canadian Rules. Waivers must receive prior approval by the board and will be disclosed promptly in accordance with applicable securities laws and AQN’s disclosure policy.
Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power and issuances that will result in a change in control. AQN will follow the Canadian Rules for shareholder approval of new issuances of its common shares. Following the Canadian Rules, shareholder approval is required for certain issuances of shares that (i) materially affect control of AQN or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.
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
UNDERTAKING
AQN undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
AQN previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of AQN shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of AQN.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
ALGONQUIN POWER & UTILITIES CORP.
(Registrant)
Date: March 4, 2021    By:     /s/ Arthur Kacprzak
Name:    Arthur Kacprzak
Title:    Chief Financial Officer

EXHIBIT INDEX
99.1    Annual Information Form of AQN for the year ended December 31, 2020.
99.2    Audited Annual Financial Statements of AQN for the year ended December 31, 2020.
99.3    Management’s Discussion & Analysis of AQN for the year ended December 31, 2020.
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