Form 40-F
period 2021-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2022-03-04
CIK 1174169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021 Commission File Number 001-37946
ALGONQUIN POWER & UTILITIES CORP.

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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	AQN	The New York Stock Exchange
6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078	AQNA	The New York Stock Exchange
6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A due July 1, 2079	AQNB	The New York Stock Exchange
Corporate Units	AQNU	The New York Stock Exchange
Rights to Purchase One Common Share of the Company	N/A	The New York Stock Exchange
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
As of December 31, 2021, there were 671,960,276 Common Shares outstanding.
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
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statements on Form F-3 (File Nos. 333-220059 and 333-227246), F-10 (File No. 333-236975 and 333-261010) and Form S-8 (File Nos. 333-177418, 333-213648, 333-213650, 333-218810, 333-232012 and 333-238961) under the Securities Act of 1933, as amended.

ANNUAL INFORMATION FORM
The Annual Information Form (the “AIF”) of Algonquin Power & Utilities Corp. (“AQN” or the “Company”) for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 to this annual report on Form 40-F. All capitalized terms used herein but not otherwise defined herein shall have the meanings given to such terms in the AIF.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Financial Statements of AQN for the fiscal year ended December 31, 2021 (the “Financial Statements”) are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 (the “MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F.
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
Management assessed the effectiveness of AQN’s internal control over financial reporting as of December 31, 2021, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management concluded that AQN’s internal control over financial reporting was effective as of December 31, 2021 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Management reviewed the results of its assessment with the audit committee of the board of directors of the Company.
B.Auditor’s attestation report on internal control over financial reporting
Ernst & Young LLP (PCAOB ID#: 1263), the independent registered public accounting firm of AQN, which audited the consolidated financial statements of AQN for the year ended December 31, 2021, has also issued an attestation report on the effectiveness of AQN’s internal control over financial reporting as of December 31, 2021. The attestation report is provided in Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval Policies and Procedures” in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the years ended December 31, 2020 and 2021 were pre-approved by the audit committee.
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
NON-GAAP FINANCIAL MEASURES
The AIF and MD&A contain financial measures that are not recognized measures under U.S. GAAP. Such terms include: “Adjusted Net Earnings”, “Adjusted Net Earnings per Share”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales” and “Divisional Operating Profit”. There is no standardized measure of these terms and, consequently, the Company’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, “Adjusted Net Earnings per Share”, “Adjusted EBITDA”, “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales”, and “Divisional Operating Profit”, including a reconciliation to the U.S. GAAP equivalent, can be found in the MD&A under the headings “Caution Concerning Non-GAAP Financial Measures” and “Non-GAAP Financial Measures”. The MD&A is attached hereto as Exhibit 99.3 and is incorporated herein by reference, and is also available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
This document may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and/or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document or incorporated by reference herein from the AIF or MD&A includes, but is not limited to, statements relating to:
•the expected future growth, earnings (including Adjusted Net Earnings per common share), results of operations, performance, business prospects and opportunities of the Company;
•expectations regarding earnings and cash flows;

•liquidity, capital resources and operational requirements;
•sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings;
•expectations regarding the impact of the 2019 novel coronavirus (“COVID-19”) on the Company;
•expectations regarding the use of proceeds from financings;
•expectations regarding credit ratings and the maintenance thereof;
•the expected approval timing and cost of various transactions;
•expectations and plans with respect to current and planned capital projects;
•expectations with respect to revenues pursuant to offtake arrangements and energy production hedges;
•ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results, ownership structures, offtake agreements, regulatory matters, in-service dates and completion dates;
•expectations regarding the closing of the Company’s acquisitions, including the acquisition of Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) (the “Kentucky Power Acquisition”);
•expectations regarding the purchase price for the Kentucky Power Acquisition and the expected financing thereof;
•the anticipated benefits of the Kentucky Power Acquisition, including the impact of the Kentucky Power Acquisition on the Company’s business, operations, financial condition, cash flows and results of operations;
•expectations regarding the impact of the Kentucky Power Acquisition on Kentucky Power and Kentucky TransCo and their stakeholders, including expectations regarding enhanced investment and employment in the state of Kentucky;
•expectations regarding the Company’s and Kentucky Power’s customer base, total rate base, electric rate base, distribution and transmission infrastructure and business mix following the completion of the Kentucky Power Acquisition;
•business mix and sustainability objectives following the completion of the Kentucky Power Acquisition; expectations regarding the timing for transfer or retirement (for rate-making purposes in Kentucky) of the Mitchell coal generating facility (the “Mitchell Plant”);
•expectations regarding cost recovery of amounts incurred by Empire in connection with the Midwest Extreme Weather Event (as defined in the MD&A) and the retirement of the Asbury coal plant;
•expectations regarding the Company’s corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group;
•expectations regarding the Company’s capital plan and development pipeline;
•expectations regarding regulatory hearings, motions, filings, appeals, proceedings and approvals, including rate reviews, and the impacts and outcomes thereof;
•expected future generation of the Company’s energy facilities;
•expected timing for signing a General Interconnection Agreement at the Neosho Ridge Wind Facility;
•statements regarding the Company’s sustainability and environmental, social and governance goals, including its net-zero by 2050 target;
•expected demand for renewable sources of power;
•expected capacity of and energy sales from new energy projects;
•business plans for the Company’s subsidiaries and joint ventures;
•expected future capital investments, including expected timing, investment plans, sources of funds and impacts;
•expectations regarding future “greening the fleet” and related initiatives, including with respect to Kentucky Power;
•expectations regarding opportunities for the development of renewable natural gas facilities and cost recovery thereof;
•expectations regarding generation availability, capacity and production;
•expectations regarding the outcome of existing or potential legal and contractual claims and disputes;
•strategy and goals;
•environmental liabilities;
•dividends to shareholders;
•expectations regarding the maturity and redemption of the Company’s outstanding subordinated notes;
•expectations regarding the maturity and settlement of the Company’s outstanding equity units;
•expectations regarding the impact of tax reforms;
•credit ratings and equity credit from rating agencies;
•anticipated customer benefits;
•the future impact on the Company of actual or proposed laws, regulations and rules;
•accounting estimates;
•interest rates; and
•currency exchange rates.

All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of a material increase in the costs of compliance with environmental laws following the completion of the Kentucky Power Acquisition; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; the availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Company and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Company’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Company; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favorable relations with external stakeholders; favorable labor relations; the realization of the anticipated benefits of the Kentucky Power Acquisition, including that it will be accretive to the Company’s Adjusted Net Earnings per common share; that the Company will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to the closing; the successful transfer of operational control over the Mitchell Plant to Wheeling Power Company; the transfer of the Mitchell Plant being implemented in accordance with the Company’s expectations; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with state regulatory authorities; the ability of the Company to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Company in connection with any acquisition; the ability of the Company to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the absence of any reputational harm to the Company as a result of any acquisition; and the ability of the Company to successfully execute future “greening the fleet” initiatives. Given the continued uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses, suppliers and customers, there is more uncertainty associated with the Company’s assumptions and expectations as compared to periods prior to the onset of COVID-19.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; supply chain disruptions, the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/or labor disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Company’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Company’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and growth plans; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica Sustainable Infrastructure plc (formerly Atlantica Yield plc) (“Atlantica”) or a third party joint venture partner acting in a manner contrary to the Company’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse to the Company’s interests; fluctuations in the price and liquidity of the Company’s common shares and the Company’s other securities; the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; impact of significant demands placed on the Company as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Company; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Company’s strategic objectives or achieve expected benefits relating to acquisitions; Kentucky Power’s failure to receive regulatory approval for the construction of new renewable generation facilities; indebtedness of any entity being acquired by the Company; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; unanticipated expenses and/or cash payments as a result of change of control and/or termination for convenience provisions in agreements to which any entity being acquired is a party; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Management” the in the MD&A, which is attached as Exhibit 99.3 to this annual report on Form 40-F, and under the heading “Enterprise Risk Factors” in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F.

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
INTERACTIVE DATA FILE
The required disclosure for the fiscal year ended December 31, 2021 is filed as Exhibit 101 to this annual report on Form 40-F.
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
Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. AQN’s board of directors is responsible for determining whether or not each director is independent. In making this determination, the board of directors has adopted the higher standard of “independence” that applies to each member of its audit committee pursuant to Canadian National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act instead of the definition of independence set forth in the NYSE rules. In applying this Canadian standard, the board of directors considers all relationships of its directors, including business, family and other relationships. Through this process, AQN’s board of directors also determines whether each member of its audit committee is independent pursuant to Canadian National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act.
Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/corporate governance committee be independent as defined in the NYSE rules. In making this determination, the board of directors has adopted the standard of “independence” applicable to members of its audit committee, described in the preceding paragraph, rather than the NYSE rules.
Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent as defined in the NYSE rules. In making this determination, the board of directors has adopted the standard of “independence” applicable to members of its audit committee, described above, rather than the NYSE rules.
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
Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power and issuances that will result in a change in control. AQN has elected to follow the Canadian Rules for shareholder approval of new issuances of its common shares instead of the NYSE shareholder approval rules. Under the Canadian Rules, shareholder approval is required for certain issuances of shares that (i) materially affect control of AQN or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.
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
ALGONQUIN POWER & UTILITIES CORP.
(Registrant)
Date: March 3, 2022    By:     /s/ Arthur Kacprzak
Name:    Arthur Kacprzak
Title:    Chief Financial Officer

EXHIBIT INDEX
99.1    Annual Information Form of AQN for the year ended December 31, 2021.
99.2    Audited Annual Financial Statements of AQN for the year ended December 31, 2021.
99.3    Management’s Discussion & Analysis of AQN for the year ended December 31, 2021.
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