Form 40-F
period 2022-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2023-03-17
CIK 1174169

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022 Commission File Number 001-37946
ALGONQUIN POWER & UTILITIES CORP.
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
CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212)894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	AQN	The New York Stock Exchange
6.875% Fixed-to-Floating Subordinated Notes - Series 2018-A due October 17, 2078	AQNA	The New York Stock Exchange
6.20% Fixed-to-Floating Subordinated Notes - Series 2019-A due July 1, 2079	AQNB	The New York Stock Exchange
Corporate Units	AQNU	The New York Stock Exchange
Rights to Purchase One Common Share of the Company	N/A	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, no par value
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2022, there were 683,614,803 Common Shares outstanding.
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
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statements on Form F-3 (File Nos. 333-220059, 333-227246 and 333-263839), Form F-10 (File No. 333-261010) and Form S-8 (File Nos. 333-177418, 333-213648, 333-213650, 333-218810, 333-232012 and 333-238961) under the Securities Act of 1933, as amended.

ANNUAL INFORMATION FORM
The Annual Information Form (the “AIF”) of Algonquin Power & Utilities Corp. (“AQN” or the “Company”) for the fiscal year ended December 31, 2022 is filed as Exhibit 99.1 to this annual report on Form 40-F. All capitalized terms used herein but not otherwise defined herein shall have the meanings given to such terms in the AIF.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Consolidated Financial Statements of AQN for the fiscal year ended December 31, 2022 (the “Consolidated Financial Statements”) are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2022 (the “MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
The information provided under the heading “Disclosure Controls and Procedures” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
INTERNAL CONTROL OVER FINANCIAL REPORTING
A. Management’s report on internal control over financial reporting
The information provided under the headings “Disclosure Controls and Procedures—Management Report on Internal Controls over Financial Reporting” and “Disclosure Controls and Procedures—Inherent Limitations on Effectiveness of Controls” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
B. Auditor’s attestation report on internal control over financial reporting
Ernst & Young LLP (PCAOB ID#: 1263), the independent registered public accounting firm of AQN, which audited the consolidated financial statements of AQN for the year ended December 31, 2022, has also issued an attestation report on the effectiveness of AQN’s internal control over financial reporting as of December 31, 2022. The attestation report is provided in Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.
C. Changes in internal control over financial reporting
The information provided under the heading “Disclosure Controls and Procedures—Changes in Internal Controls over Financial Reporting” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERTS
AQN’s board of directors has determined that it has one audit committee financial expert serving on its audit committee. Dilek Samil has been determined to be such audit committee financial expert and is “independent” as set forth in the Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The U.S. Securities and Exchange Commission (“SEC”) has indicated that the designation as an audit committee financial expert does not make a person an “expert” for any purpose, impose any duties, obligations or liability on such persons that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

AQN has adopted a code of business conduct and ethics (the “Code of Conduct”) that applies to all employees and officers, including its Chief Executive Officer and Chief Financial Officer. The Code of Conduct is available without charge to any shareholder upon request to Brian Chin, Telephone: (905) 465-4450, E-mail: InvestorRelations@APUCorp.com, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario L6J 2X1.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval Policies and Procedures” in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the years ended December 31, 2021 and 2022 were pre-approved by the audit committee.
OFF-BALANCE SHEET ARRANGEMENTS
AQN’s off-balance sheet arrangements consist of obligations under equity capital contribution agreements and guarantees for certain development projects which the Company does not have sole control. These instruments provide financial assurance necessary for the continued development and construction of the projects. The Company also pledged shares in Atlantica Sustainable Infrastructure plc (“Atlantica”) as collateral to a secured credit facility issued by the Company’s equity-method investee. For a discussion of these arrangements, refer to the information in note 8 and note 17 to the Consolidated Financial Statements, filed as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein, and the information under the heading “Enterprise Risk Management - Operational Risk Management - Joint Venture Investment Risk” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
NON-GAAP FINANCIAL MEASURES
The MD&A contains financial measures that are not recognized measures under U.S. generally accepted accounting principles (“U.S. GAAP”). Such terms include: “Adjusted Net Earnings”, “Adjusted Net Earnings per Common Share”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales” and “Divisional Operating Profit”. There is no standardized measure of these terms and, consequently, the Company’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, “Adjusted Net Earnings per common share”, “Adjusted EBITDA”, “Adjusted Funds from Operations”, “Net Energy Sales”, “Net Utility Sales”, and “Divisional Operating Profit”, including a reconciliation to the U.S. GAAP equivalent, can be found in the MD&A under the headings “Caution Concerning Non-GAAP Financial Measures”, “Non-GAAP Financial Measures”, “Renewable Energy Group—2022 Renewable Energy Group Operating Results”, and “Regulated Services Group—2022 Regulated Services Group Operating Results”.

AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN’s control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.

The MD&A is attached hereto as Exhibit 99.3 and is incorporated herein by reference and is also available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS
This document, which includes the information set forth in the exhibits hereto, contains statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and/or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would”, “aims,” “seeks”, strives” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information.
The sections entitled “Caution Concerning Forward-Looking Statements and Forward-Looking Information” set forth in each of Exhibits 99.1 and 99.3 hereto are incorporated by reference herein. You should carefully review such information for examples of specific forward-looking information included and incorporated in this document, for examples of factors or assumptions reflected in the forward-looking information and for a summary of risks, uncertainties and other factors that could cause actual results to differ materially from historical or anticipated results.
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
INTERACTIVE DATA FILE
The required disclosure for the fiscal year ended December 31, 2022 is filed as Exhibit 101 to this annual report on Form 40-F.
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
AQN’s corporate governance guidelines do not address director compensation, but AQN provides disclosure about the decision making process for non-employee director compensation in the annual management information circular and AQN has adopted equity ownership guidelines for non-employee directors.
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
UNDERTAKING
AQN undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
AQN previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of AQN shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of AQN.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
ALGONQUIN POWER & UTILITIES CORP.
(Registrant)
Date: March 17, 2023
By: /s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Annual Information Form of AQN for the year ended December 31, 2022.
99.2	Audited Annual Financial Statements of AQN for the year ended December 31, 2022.
99.3	Management’s Discussion & Analysis of AQN for the year ended December 31, 2022.
99.4	Consent Letter from Ernst & Young LLP.
99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Inline Interactive Data File.
104	Cover Page Interactive Data File.