Form 40-F/A
period 2022-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2023-03-21
CIK 1174169

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the annual report on Form 40-F of Algonquin Power & Utilities Corp. (“AQN” or the “Company”), originally filed with the U.S. Securities and Exchange Commission (“SEC”) on March 17, 2023 (the “Previous Form 40-F”), is being filed with the SEC to refile the Management Discussion and Analysis for the fiscal year ended December 31, 2022 (the “MD&A”) to correct the date of the MD&A to March 17, 2023. This Amendment No. 1 also includes new certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Sections 302 and 906 of the U.S. Sarbanes-Oxley Act of 2002.

Other than as discussed above, all information in this Amendment No. 1 is unchanged from the Previous Form 40-F. For the convenience of readers, the Company included in this Amendment No. 1 all information set forth in the Previous Form 40-F and all exhibits thereto.

ANNUAL INFORMATION FORM
The Annual Information Form (the “AIF”) of the Company for the fiscal year ended December 31, 2022 is filed as Exhibit 99.1 to this annual report on Form 40-F. All capitalized terms used herein but not otherwise defined herein shall have the meanings given to such terms in the AIF.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Consolidated Financial Statements of AQN for the fiscal year ended December 31, 2022 (the “Consolidated Financial Statements”) are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The MD&A is filed as Exhibit 99.3 to this annual report on Form 40-F.
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

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No.1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(Registrant)
Date: March 21, 2023
By: /s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Annual Information Form of AQN for the year ended December 31, 2022.*
99.2	Audited Annual Financial Statements of AQN for the year ended December 31, 2022.*
99.3	Management’s Discussion & Analysis of AQN for the year ended December 31, 2022.
99.4	Consent Letter from Ernst & Young LLP.*
99.5	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Inline Interactive Data File.*
104	Cover Page Interactive Data File.

*Previously filed.