Form 40-F
period 2024-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2025-03-07
CIK 1174169

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024 Commission File Number 001-37946
ALGONQUIN POWER & UTILITIES CORP.
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
As of December 31, 2024, there were 767,343,863 Common Shares outstanding.
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
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statements on Form F-3 (File Nos. 333-220059, 333-227246 and 333-263839), Form F-10 (File No. 333-277803) and Form S-8 (File Nos. 333-177418, 333-213648, 333-213650, 333-218810, 333-232012 and 333-238961) under the Securities Act of 1933, as amended.

ANNUAL INFORMATION FORM
The Annual Information Form (the “AIF”) of Algonquin Power & Utilities Corp. (“AQN” or the “Company”) for the fiscal year ended December 31, 2024 is filed as Exhibit 99.1 to this annual report on Form 40-F. All capitalized terms used herein but not otherwise defined herein shall have the meanings given to such terms in the AIF.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Consolidated Financial Statements of AQN for the fiscal year ended December 31, 2024 (the “Consolidated Financial Statements”) are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2024 (the “MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F.
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
B. Auditor’s attestation report on internal control over financial reporting
Ernst & Young LLP (PCAOB ID#: 1263), the independent registered public accounting firm of AQN, which audited the consolidated financial statements of AQN for the year ended December 31, 2024, has also issued an attestation report on the effectiveness of AQN’s internal control over financial reporting as of December 31, 2024. The attestation report is provided in Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.
C. Changes in internal control over financial reporting
The information provided under the heading “Disclosure Controls and Procedures—Changes in Internal Controls over Financial Reporting” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
AUDIT & FINANCE COMMITTEE FINANCIAL EXPERTS
AQN’s board of directors has designated two audit committee financial experts serving on its audit & finance committee. Dilek Samil and Christopher Lopez have been determined to be such audit committee financial experts and each of them are “independent” as set forth in the Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The U.S. Securities and Exchange Commission (“SEC”) has indicated that the designation as an audit committee financial expert does not make a person an “expert” for any purpose, impose any duties, obligations or liability on such persons that are greater than those imposed on members of the audit & finance committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit & finance committee or board of directors.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval Policies and Procedures” in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the years ended December 31, 2023 and 2024 were pre-approved by the audit & finance committee.
OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2024, AQN’s off-balance sheet arrangements consisted of obligations under equity capital contribution agreements and guarantees for certain development projects which the Company did not have sole control. These instruments provided financial assurance necessary for the continued development and construction of the projects.
CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
NON-GAAP FINANCIAL MEASURES
The MD&A contains financial measures that are not recognized measures under U.S. generally accepted accounting principles (“U.S. GAAP”). Such terms include: “Adjusted Net Earnings”, “Adjusted Net Earnings per Common Share”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations” and “Net Utility Sales”. There is no standardized measure of these terms and, consequently, the Company’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, “Adjusted Net Earnings per common share”, “Adjusted EBITDA”, “Adjusted Funds from Operations”, and “Net Utility Sales”, including a reconciliation to the U.S. GAAP equivalent, can be found in the MD&A under the headings “Caution Concerning Non-GAAP Financial Measures”, “Non-GAAP Financial Measures”, “Regulated Services Group Adjusted EBITDA”, “Corporate Group Adjusted EBITDA” and “Hydro Group Adjusted EBITDA”. The composition of Adjusted EBITDA has been changed compared to AQN’s MD&A for the three and twelve months ended December 31, 2023 to include expenses related to corporate administrative expenses, which are now included within operating expenses. This change was made as these expenses are used by management to evaluate the operating performance of each business unit. Comparative figures have been adjusted for this new composition.
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

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
This document, which includes the information set forth in the exhibits hereto, contains statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and/or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “aims”, “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “pursue”, “schedule”, “seeks”, “should”, strives”, “targets”, “will”, “would” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information.
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
INTERACTIVE DATA FILE
The required disclosure for the fiscal year ended December 31, 2024 is filed as Exhibit 101 to this annual report on Form 40-F.
MINE SAFETY DISCLOSURE
Not applicable.

COMPARISON OF NYSE CORPORATE GOVERNANCE RULES
AQN is subject to corporate governance guidelines and requirements prescribed by the Toronto Stock Exchange and the Canadian securities regulatory authorities (“Canadian Rules”). AQN is also subject to corporate governance requirements prescribed by the listing standards of the New York Stock Exchange (“NYSE”) , and certain rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002). In particular, Section 303A.06 of the NYSE Listed Company Manual requires AQN to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed Company Manual requires AQN to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.
Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. AQN’s board of directors is responsible for determining whether each director is independent. In making this determination, the board of directors has adopted the higher standard of “independence” that applies to each member of its audit & finance committee pursuant to Canadian National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act instead of the definition of independence set forth in the NYSE rules. In applying this Canadian standard, the board of directors considers all relationships of its directors, including business, family and other relationships. Through this process, AQN’s board of directors also determines whether each member of its audit & finance committee is independent pursuant to Canadian National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act.
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
Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. AQN complies with Canadian Rules, which generally require that shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules. For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage of the issuer’s outstanding securities and must also be approved by shareholders every three years. If a plan provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself.
Section 303A.09 of the NYSE Listed Company Manual requires that a listed company adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines. AQN has adopted its Board Mandate, which is the equivalent of corporate governance guidelines, in compliance with the Canadian Rules. AQN’s corporate governance guidelines do not address director compensation, but AQN provides disclosure about the decision making process for non-employee director compensation in the annual management information circular. AQN has also adopted equity ownership guidelines for non-employee directors.
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
Section 303A.14 of the NYSE Listed Company Manual requires that a listed company adopt and comply with a written recovery policy providing that the listed company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the listed company is required to prepare an accounting restatement due to the material noncompliance of the listed company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. While the Canadian Rules do not require that an issuer adopt a written recovery policy, the Company has adopted a compensation clawback policy that complies with Section 303A.14 of the NYSE Listed Company Manual. The Company’s compensation clawback policy also provides that where (i) a senior executive was engaged in conduct determined to be misconduct (as defined in the policy); or (ii) clawback is required under applicable law, rule or regulation or by a regulatory body, the Human Resources and Compensation Committee has the discretion to recoup amounts paid or awarded to any executive officer as performance-based compensation or to cancel any performance-based compensation awards made to any executive officer within the three preceding years.
Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with, among other things, the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power and issuances that will result in a change in control. AQN follows the Canadian Rules for shareholder approval of new issuances of its common shares instead of the NYSE shareholder approval rules. Under the Canadian Rules, shareholder approval is required for certain issuances of shares that (i) materially affect control of AQN or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of AQN and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of AQN which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.
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
ALGONQUIN POWER & UTILITIES CORP.
(Registrant)
Date: March 7, 2025
By: /s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer

EXHIBIT INDEX
97     Stock Exchange Recoupment Policy (incorporated by reference to Exhibit 97 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023).
99.1    Annual Information Form of AQN for the year ended December 31, 2024.
99.2    Audited Annual Financial Statements of AQN for the year ended December 31, 2024.
99.3    Management’s Discussion & Analysis of AQN for the year ended December 31, 2024.
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