Form 40-F
period 2025-12-31
ALGONQUIN POWER & UTILITIES CORP.
filed 2026-03-06
CIK 1174169

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025 Commission File Number 001-37946
ALGONQUIN POWER & UTILITIES CORP.
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
As of December 31, 2025, there were 768,351,419 Common Shares outstanding.
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
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statements on Form F-3 (File Nos. 333-220059, 333-227246 and 333-263839), Form F-10 (File No. 333-277803) and Form S-8 (File Nos. 333-177418, 333-213648, 333-213650, 333-218810, 333-232012, 333-238961 and 333-289664) under the Securities Act of 1933, as amended.

ANNUAL INFORMATION FORM
The Annual Information Form (the “AIF”) of Algonquin Power & Utilities Corp. (“AQN” or the “Company”) for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 to this annual report on Form 40-F. All capitalized terms used herein but not otherwise defined herein shall have the meanings given to such terms in the AIF.
AUDITED ANNUAL FINANCIAL STATEMENTS
The Audited Annual Consolidated Financial Statements of AQN for the fiscal year ended December 31, 2025 (the “Consolidated Financial Statements”) are filed as Exhibit 99.2 to this annual report on Form 40-F.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 (the “MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F.
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
B. Auditor’s attestation report on internal control over financial reporting
Ernst & Young LLP (PCAOB ID#: 1263), the independent registered public accounting firm of AQN, which audited the consolidated financial statements of AQN for the year ended December 31, 2025, has also issued an attestation report on the effectiveness of AQN’s internal control over financial reporting as of December 31, 2025. The attestation report is provided in Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the heading “Pre-Approval Policies and Procedures” in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the years ended December 31, 2024 and 2025 were pre-approved by the audit & finance committee.
OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2025, AQN did not have any off-balance sheet arrangements.
CONTRACTUAL OBLIGATIONS
The information provided under the heading “Liquidity and Capital Reserves—Contractual Obligations” in the MD&A, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.
NON-GAAP FINANCIAL MEASURES
The MD&A contains financial measures that are not recognized measures under U.S. generally accepted accounting principles (“U.S. GAAP”). Such terms include: “Adjusted Net Earnings”, “Adjusted Net Earnings per common share”, “Earnings Before Interest and Taxes”, and “Net Utility Sales”. There is no standardized measure of these terms and, consequently, the Company’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, “Adjusted Net Earnings per common share”, “Earnings Before Interest and Taxes”, and “Net Utility Sales”, including a reconciliation to the U.S. GAAP equivalent, can be found in the MD&A under the headings “Caution Concerning Non-GAAP Measures”, “Non-GAAP Financial Measures”, “Regulated Services Group—2025 Fourth Quarter and Annual Regulated Services Group Net Earnings”, “Corporate Group Net Earnings and Adjusted Net Earnings”, and “Hydro Group Net Earnings”. As a pure-play regulated utility, as of the first quarter of 2025, the Company no longer presents “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” or “Adjusted Funds from Operations” as these metrics were relevant mainly to the Company’s former renewable energy group (excluding hydro) that was sold in connection with the Company’s previously announced sale of its renewable energy business (excluding hydro).
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

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
This document, which includes the information set forth in the exhibits hereto, contains statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “aims”, “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “pursue”, “schedule”, “seeks”, “should”, “strives”, “targets”, “will”, “would”, “pursue”, “outlook” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information.
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
INTERACTIVE DATA FILE
The required disclosure for the fiscal year ended December 31, 2025 is filed as Exhibit 101 to this annual report on Form 40-F.
MINE SAFETY DISCLOSURE
Not applicable.

COMPARISON OF NYSE CORPORATE GOVERNANCE RULES
AQN is subject to corporate governance guidelines and requirements prescribed by the Toronto Stock Exchange and the Canadian securities regulatory authorities (“Canadian Rules”). AQN is also subject to corporate governance requirements prescribed by the listing standards of the New York Stock Exchange (“NYSE”), and certain rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002). In particular, Section 303A.06 of the NYSE Listed Company Manual requires AQN to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.11 of the NYSE Listed Company Manual requires AQN to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.
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
Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/corporate governance committee be independent as defined in the NYSE rules. In making this determination, the board of directors has adopted the standard of “independence” applicable to members of its audit & finance committee, described in the preceding paragraph, rather than the NYSE rules. All members of the corporate governance committee are independent directors.
Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent as defined in the NYSE rules. In making this determination, the board of directors has adopted the standard of “independence” applicable to members of its audit & finance committee, described above, rather than the NYSE rules. All members of the human resources and compensation committee are independent directors.
Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company. The written charter of the audit & finance committee complies with Canadian Rules, and requires that prior to the completion of each annual external audit the audit & finance committee review and discuss with management and the external auditor the adequacy of the Company’s internal controls, but does not explicitly require that the audit & finance committee at least annually obtain and review a report from the independent auditor regarding the matters noted above, which is not required by Canadian Rules.
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
Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics require that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed. AQN’s code of business conduct and ethics complies with Canadian Rules. Waivers must receive prior approval by the board and will be disclosed promptly in accordance with applicable securities laws and AQN’s disclosure policy.
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
Section 312.03 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with, among other things, the establishment or amendment of certain equity compensation plans, issuances of common stock, or of securities convertible into or exercisable for commons stock, to certain related parties (subject to certain exceptions), the issuance of 20% or greater of shares outstanding or voting power (subject to certain exceptions), and issuances that will result in a change in control. AQN follows the Canadian Rules for shareholder approval of new issuances of its common shares instead of the NYSE shareholder approval rules. Under the Canadian Rules, shareholder approval is required for certain issuances of shares that (i) materially affect control of AQN or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of AQN and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of AQN which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.
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
Date: March 6, 2026
By: /s/ Robert Stefani
Name: Robert Stefani
Title: Chief Financial Officer

EXHIBIT INDEX
97     Stock Exchange Recoupment Policy (incorporated by reference to Exhibit 97 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023).
99.1    Annual Information Form of AQN for the year ended December 31, 2025.
99.2    Audited Annual Financial Statements of AQN for the year ended December 31, 2025.
99.3    Management’s Discussion & Analysis of AQN for the year ended December 31, 2025
99.4    Consent Letter from Ernst & Young LLP.
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